THE BANK OF NEW YORK MELLON

101 Barclay Street

New York, New York 10286

February 22, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form F-6
filed on behalf of Nano Dimension Ltd.
Request for Acceleration

Ladies and Gentlemen:

The Bank of New York Mellon, as Depositary for securities against which American Depositary Receipts are to be issued, hereby requests the acceleration of the effectiveness date of the above registration statement by the Securities and Exchange Commission, pursuant to Section 8(c) of the Securities Act of 1933 to be effective simultaneously with the associated registration statement on Form 20-F filed by Nano Dimension Ltd. or as soon thereafter as practicable.

Very truly yours,

/s/ Slawomir Soltowski

Name: Slawomir Soltowski

Title: Managing Director

Cc: Paul J. Brown III, Esq.

Emmet, Marvin & Martin, LLP

pbrown@emmetmarvin.com